                                                                    EXHIBIT 20.1


                                  (IPIX LOGO)


                               World Headquarters
                            1009 Commerce Park Drive
                               Oak Ridge, TN 37830
                             (865) 482-3000 - phone
                              (865) 482-5447 - fax
                                  www.ipix.com



                                  May 14, 2001



Stockholders of Internet Pictures Corporation:


I am pleased to report to you that Internet Pictures Corporation (the "Company") has entered into a definitive agreement for an investment of up to $30 million by investors led by Paradigm Capital Partners, LLC and Memphis Angels LLC (collectively, the "Investors"). The proposed investment is structured into two separate tranches. In Tranche A, the Investors will purchase up to $10 million of the Company's 8% Senior Secured Convertible Promissory Notes (the "Notes"). The investors will also receive (i) warrants to purchase a number of shares of Preferred Stock (as defined) equal to one-half the number of shares of Preferred Stock into which the Notes may be converted (the "Tranche A Warrants") and (ii) warrants to purchase up to $20 million of Preferred Stock at the Tranche B closing (the "Tranche B Warrants" and together with the Tranche A Warrants the "Warrants"). The Notes are convertible at a fixed conversion price into the Company's 8% Cumulative Convertible Series B Preferred Stock (the "Preferred Stock"). Simultaneously with the execution of the definitive agreement, the Investors purchased $3 million of the Notes, and will purchase the remaining $7 million as soon as certain conditions are met, including compliance with regulatory matters. In Tranche B, the Company will issue up to $30 million of the Preferred Stock, $10 million of which will be represented by conversion of the Notes and $20 million of which will be received upon the exercise of Tranche B Warrants. The Tranche B closing will occur within five days of the Company's annual stockholders meeting scheduled for July of 2001. The Preferred Stock is convertible into Common Stock at a fixed conversion price of $0.25 per common share subject to customary anti-dilution protections. In addition, upon the purchase of the entire $10 million of Notes, the Company's board of directors will decrease to seven members. The Investors will have the power to appoint four of the seven directors.

Pursuant to Rule 4350(i) of the Nasdaq Marketplace Rules, the Company hereby notifies you of its intention to consummate the above-mentioned transaction, whereby it will issue a number of securities to Investors that will be deemed a "change of control" and may constitute a significant sale, issuance, or potential issuance of equity securities for less than fair market value under the Nasdaq National Marketplace Rules, without

                                  (IPIX LOGO)



obtaining stockholder approval. In addition, the Company has requested relief from the voting policy requirements of Rule 4351. Nasdaq Marketplace Rule 4350(i) requires stockholder approval when a significant issuance or potential issuance of securities will result in a change of control of the issuer or may be made at less than fair market value. Nasdaq Marketplace Rule 4350(i), however, provides relief from stockholder approval if a delay in securing stockholder approval would seriously jeopardize the financial viability of the enterprise and reliance by the company on the exception is expressly approved by the Audit Committee of the company. Nasdaq also has the ability to waive the strict compliance with Rule 4351 in reliance upon SEC Release 34-35121 (the "Voting Policy Release"). Under the Voting Policy Release, Nasdaq may waive strict compliance when a company in financial distress has issued preferred stock with heightened voting protection necessary to protect the interests of the preferred stock purchasers. In order for the Company to avail itself to the exception of the rule, it must notify stockholders of the potential transaction at least ten (10) days prior to consummation of the transaction.

If the Company is delayed in closing this round of financing, it will be forced to evaluate all of its alternatives, including a liquidation of the Company. In light of the severity of the current situation, the Company believes that any delay in securing stockholder approval would seriously jeopardize the Company's financial viability. In addition, the Company's Audit Committee, after reviewing the Company's latest annual and quarterly financial statements, has expressly approved the Company's reliance on the exception from the requirements concerning stockholder approval.

The financing is necessary in order to maintain the Company's existence and will play an integral part in its ability to move forward. Set forth below are more details about the investment.

THE NOTES

The Notes will be senior debt that is secured by substantially all of the assets of the Company and its subsidiaries. The Company received $3 million under the Notes on May 14, 2001 and expects to receive the remaining $7 million upon the occurrence of certain conditions, including the expiration of regulatory notice periods. The Investors may convert the Notes to Preferred Stock at any time, but the Notes must be converted at the time of the Tranche B closing. At the time of conversion, the Investors may either convert all unpaid accrued interest into shares of Preferred Stock, or receive the interest in cash. The conversion price is equal to $20.00 per share, as adjusted for stock splits, stock dividends, recapitalizations, combinations or the like, for a maximum of 500,000 shares of Preferred Stock. Unless the Notes have been converted, the outstanding principal amount of the loan, plus interest, shall be due and payable fifteen months from the date of issuance.

                                  (IPIX LOGO)



THE WARRANTS

At the Tranche A closing, investors will receive both Tranche A Warrants and Tranche B Warrants to purchase Preferred Stock. The Tranche A Warrants will evidence a right to purchase one half of the number of shares of Preferred Stock into which the Notes may be converted and will have a five-year exercise period. Warrants representing 60% of the Tranche A Warrants will have an exercise price of $20.00, and Warrants representing 40% of the Tranche A Warrants will have an exercise price of $40.00, in each case subject to weighted-average antidilution protection.

Tranche B Warrants will be issued at the Tranche A closing to evidence the right of the Investors to acquire, on a pro rata basis, or transfer the right to acquire, a maximum of 1 million shares of Preferred Stock issuable pursuant to the Tranche B closing. Tranche B Warrants may be exercised at any time during the fifteen-month period following the Tranche A closing, unless the Tranche B closing is delayed for regulatory/consent reasons, in which case the exercise period will extend beyond such fifteen-month term to coextend with the period of time necessary until all such regulatory/consent conditions have been met. The Tranche B Warrants expire at the same time as the conversion of the Notes to Preferred Stock. There is no assurance that any Tranche B Warrants will be exercised. The exercise price will be $20.00, subject to weighted-average antidilution protection. It is expected that the Tranche B Closing will occur within five days of the Company's annual meeting of stockholders, which is expected to be held in July of 2001.

THE PREFERRED STOCK

At the option of the Investors, the Preferred Stock will be convertible in whole or in part at any time into Common Stock of the Company at a fixed conversion rate of eighty (80) shares of Common Stock for each share of Preferred Stock. Shares of Preferred Stock may not be converted if the Company does not have a sufficient amount of Common Stock authorized to issue upon conversion of such shares. The holders of the Preferred Stock will vote on all matters presented for a vote to the holders of Common Stock as if the Preferred Stock were converted at the then-current conversion rate. If the maximum amount of the Preferred Stock is issued pursuant to the Notes and Warrants, the holders of the Preferred Stock will own approximately 67% of the voting power of the Company. In addition, the holders of Preferred Stock shall be entitled to receive dividends at the rate of 8% per annum, accruing daily and payable quarterly in cash or as an accretion to the liquidation preference of the Preferred Stock. The holders of a majority of the Preferred Stock will have the right to require the Company to redeem, on or after the fifth anniversary of the Preferred Stock closing, each outstanding share of Preferred Stock from the holders of the Preferred Stock for an amount equal to the face value per share of the redeemed Preferred Stock plus all accrued and unpaid dividends.

                                  (IPIX LOGO)



REGISTRATION RIGHTS AND OTHER MATTERS

The Company has committed to file a registration statement covering the public sale of the common stock underlying the Preferred Stock within 20 days of the closing of each of the Tranche A and Tranche B rounds and have such registration statement declared effective. The Company's registration statements must remain continuously in effect until all underlying securities can be sold within a 90-day period in accordance with Rule 144 under the Securities Act of 1933. The securities to be sold in the investment have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

At the closing of the purchase and sale of all $10 million of Notes, the Company's board of directors will be reduced from nine members to seven members, and the Investors will have the right to direct the appointment of four members. Upon conversion of the Notes to Preferred Stock, the holders of Series B Preferred Stock will have the right to elect four of the seven board members in the future. The appointment right will terminate on the date that less than 25% of originally issued shares of the Preferred Stock remain outstanding. In addition, the Compensation Committee of the board will consist of no more than three directors, two of whom will be directors appointed to the board by the Investors. All other board committees will consist of no more than three directors, at least one of whom will be a director appointed to the board by the Investors.

CONCLUSION

The Company believes that the consummation of the investment described above is an important step towards our path to profitability. Moreover, the transaction will allow us to continue to move forward toward our goal of creating stockholder value. While we have much work ahead of us in order to build stockholder value, I am very optimistic about the future.

Thank you for your continued support.

                                              Sincerely,

                                              INTERNET PICTURES CORPORATION